

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mailstop 4628

November 9, 2009

Mr. Frank Hallam
Chief Financial Officer
Platinum Group Metals Ltd.
Bentall Tower 5
550 Burrard Street, Suite 328
Vancouver, British Columbia V6C 2B5

   Re: Platinum Group Metals Ltd.
     Form 40-F for the Fiscal Year Ended August 31, 2008
     Filed December 2, 2008
     File No. 001-33562

Dear Mr. Hallam:

   We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

        Sincerely,

        H. Roger Schwall
        Assistant Director